SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2012

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file
annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form,
the Registrant is also thereby furnishing the information to the Commission pursuant
to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 5, 2012

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer



Gafisa

Grandes ideias para viver bem

Gafisa Investor and Analyst Day – Sao Paulo, SP

December 5th, 2012

Safe-Harbor Statement

We make forward-looking statements that are subject to risks and uncertainties. These statements are based on the beliefs and assumptions of our management, and on information currently available to us. Forward-looking statements include statements regarding our intent, belief or current expectations or that of our directors or executive officers.

Forward-looking statements also include information concerning our possible or assumed future results of operations, as well as statements preceded by, followed by, or that include the words "believes," "may," "will," "continues," "expects," "anticipates," "intends," "plans," "estimates" or similar expressions. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions because they relate to future events and therefore depend on circumstances that may or may not occur. Our future results and shareholder values may differ materially from those expressed in or suggested by these forward-looking statements. Many of the factors that will determine these results and values are beyond our ability to control or predict.

Event Schedule

8:00am – Welcome Breakfast

8:30am – Opening Speech by Gafisa`s CEO

9:00am – Alphaville Presentation by Marcelo Willer

9:30am – Tenda Presentation by Rodrigo Osmo

10:00am – Gafisa Presentation by Sandro Gamba

10:30am – Financial Review by Gafisa`s CFO

11:00am – Q&A

Agenda

Opening Speech by Gafisa`s CEO

Alphaville Presentation by Marcelo Willer
Tenda Presentation by Rodrigo Osmo
Gafisa Presentation by Sandro Gamba

Financial Review by Gafisa`s CFO

Q&A

Corporate Officers



Duilio Calciolari
CEO

- At Gafisa since 2000
- Worked in the following areas: HR, IT, Finance, Controllership and Investor Relations.



Andre Bergstein
CFO and IRO

- At Gafisa since March/2012
- Responsible for Treasury , Corporate Finance, Capital Markets and Investor Relations.



Fernando Calamita
Planning and Control Director

- At Gafisa since 2007

- Finance and Administrative VP of Kidde do Brasil Ltda.



Marcelo Willer
Head of Alphaville

- *From 2000 to 2006 worked as a Projects Officer.*
- *From 2006 to 2011 worked as a Real Estate Officer.*



Luiz Carlos Siciliano
Supply Chain Officer

- At Gafisa since 2005

- Worked in the sales area of AmBev from 1992 to 2004.

- MBA in finance from IBMEC and in Marketing from PUC-RJ.



Rodrigo Osmo
Head of Tenda

- At Gafisa since 2006

- Worked as an Executive of GP Investimentos and Consultant of Bain&Company.

- Graduated in Chemical Engineer ingfrom USP, with a Master in Business by Harvard Business School.



Rodrigo Pádua
Human Resources Director

- At Gafisa since 2006

- Worked as Project Manager of AmBev and Human Resources Manager at Danone.

- Graduated in Business from UMA-MG; MBA in Human Resources from FGV and an MBA in Business Management from IBMEC.



Sandro Gamba
Head of Gafisa

- At Gafisa since 1996

- Started as an intern at Gafisa.

- Graduated in Civil Engineering by Mackenzie University; MBA from Insper and an MBA in Real Estate Management by FAAP

Opportunity

Gafisa is a world-class homebuilder in an underserved and growing market.

Professional Management

Industry Leadership and Strong Brand Recognition

Highest Standards of Corporate Governance and Financial Reports[1]

Gafisa

Strategic Land Bank positioned in all income segments

Established Organization and Unique Platform for Business

Note: on November 30, 2012 - IR Global Rankings (IRGR), a comprehensive technical ranking system for investor relations websites, corporate governance practices and financial disclosure procedures, has awarded Gafisa, as part of 2012 Best Ranked Companies, 14th annual edition of the IR Global Rankings, for the "Best Financial Disclosure" and Corporate Governance category.

Shareholder Structure, Corporate Governance and Liquidity

True corporation listed on the NYSE and the most liquid Brazilian Real Estate company


GFSA3
NOVO MERCADO
GFA
LISTED
NYSE
100%
Gafisa
80%
100%
alphaville
TENDA

Avg. Daily Trading Volume (R$ mm) - Last 90 days[1]


54
96
45
58
30
18
Gafisa
Peer 1
Peer 2
Peer 3
Peer 4
Peer 4

Source: Bovespa and Bloomberg

- Majority Independent Board of Directors (8 out of 9);
- Senior Management with an average of over 20 years of experience in the industry and interests aligned with shareholders through Stock Options Plan;
- Statutory Audit, compensation and Nomination and Corporate Governance Committees composed by Independent Board of directors members;
- Fiscal Council, Finance, Investments and Ethics Executive Committees installed;
- Statutory principles and guidelines of Corporate Governance for the Management;
- 100% free float;
- 100% tag along rights;
- 100% common shares (“Novo Mercado”)
- Full compliance with Sarbanes-Oxley;
- Only Brazilian real estate company listed on NYSE.

Unique Platform for Business

Focused on the residential market, with 3 leading brands strategically positioned in all income segments

		Gafisa	alphaville	TENDA
	Income Segment / Price	Mid and Upper-Mid Unit price: > R$250 thousand	Mid and Upper-Mid Unit price: R$100 – R$500 thousand	Affordable Entry-Level Unit price: R$80 – R$250 thousand
Contribution 9M12 (%)	Launches	54%	46%	0%
	Pre-Sales	64%	39%	-3%
	Revenues	52%	17%	30%
	Targeted Markets	Sao Paulo and Rio de Janeiro	Brazil	Sao Paulo, Rio de Janeiro, Salvador and Minas Gerais
	Completed Projects	27 projects/phases in 9M12 (4,735 units), R$1,7bn	7 projects/phases in 9M12 (2,612 units), R$483mn	60 projects/phases in 9M12 (10,382 units), R$1,2bn
	Characteristics	Vertical Metropolitan areas Custom projects	Horizontal lot development Suburban areas Custom projects	Vertical Metropolitan areas and surroundings Standardized products

Gafisa Well Defined Strategy

Financial and Investment Discipline

Gafisa's Strategy

Establish itself as the leader in residential development company in Brazil in terms of sales, profitability and product quality

- ✓ Focus on High Return Opportunities
- ✓ Deleveraging. Achieve a more adequate Net Debt / Equity level

Business Focus in Core Market Regions

Value Enhancement Strategy - Back to Basics

In order to increase the cash flows from existing assets to the firm, we`ve decided to

1 Reduce the volume of launches by reducing reinvestment and/or working capital needs

More efficient operations: Higher margins → * Operating Margin

Divest[1] assets that have negative EBIT (projects cancelled) → = EBIT

Revenues
* Operating Margin
= EBIT
- Tax Rate * EBIT
= EBIT (1 - t)
+ Depreciation
- CAPEX
- % Working Capital
= FCFF

Live off past over investments [1] → + Depreciation / - CAPEX

Better inventory management and tighter credit policies → - % Working Capital

2 Increase the stake of most profitable segments/projects to increase the returns from assets in place by improving the return on Capital on the reinvestments

- with focused Team (P&L Owners by Brand),



Duilio Calciolari
CEO
Gafisa
alphaville
TENDA
CFO
Controller Planning
Supply Chain
HR

- restrain around expansion,



2008-
2011
2012-

- and superior execution control

3 The other important path, is to reduce the cost of capital by

1. Reducing global leverage (volume of outstanding debt)
2. Adjusting the financial mix (btw corporate debt and project finance)
3. Changing the financing composition (btw short and long term)

Note: [1] Projects cancelled + Reallocation of landbank

Focus on Positive Cash Generation – *Deleveraging Strategy*

- Across the Group, 9M12 unit deliveries were consistent with the Company's full-year target
- Consolidated free cash generation was positive at around R$149 million in 3Q12
- Consolidated operating cash flow reached R$607 mn in 9M12; 87% of the mid-range of the Company's full year new guidance established of R$600-R$700 mn

Cash Generation/(Burn) (3Q10 – 3Q12)



Cash burn
Cash generation
231
149
-56
-76
-148
-200
-273
-335
-453
3Q10 4Q10 1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 3Q12

Cash Flow from Operations 9M12 (R$´000)

Consolidated	1H12	3Q12	9M12
Inflow	**2.079.524**	**1.157.065**	**3.236.589**
Sales Revenues	910.380	488.047	1.398.426
Repasses (Customers transferred)	1.020.629	644.124	1.664.753
Land Bank Sales	122.355	23.210	145.565
Other	26.160	1.684	27.844
Outflow	**(1.718.122)**	**(911.161)**	**(2.629.283)**
Construction	(989.723)	(536.597)	(1.526.320)
Sales + Development Expenses	(228.539)	(127.425)	(355.963)
Land Bank Acquisition	(162.278)	(54.842)	(217.120)
Taxes + G&A + Other	(337.582)	(192.297)	(529.879)
Cash Flow from Operations	**361.402**	**245.904**	**607.306**

Outlook

Results driven Strategy:

1. For 2012, launches are expected to be between R$2.4 and R$3.0 billion
2. In 9M12, the Company delivered 17,729 units and transferred 9,567 Tenda units to financial institutions
3. The Company reached the guidance of operating cash flow generation between R$500–R$700 million for the full year of 2012, as a result we have increased our guidance to R$600–R$800 million for 2012.

1 LAUNCHES

Launches 2012E	Guidance (previous)	Guidance (actual)	Mid-Range New Guidance	Effective 9M12	Effetive 9M12 as % of 2012E
Consolidaded Launches	R$2,7 – R$3,3 Bn	R$2,4 – R$3,0 bn	R$2.70 bn	R$1.46bn	54%
Breakdown by Brand	R$1,35 – R$1,65 bn	R$1,35 – R$1,65 bn			
Launches Gafisa			R$1.50 bn	R$795mn	53%
Launches AlphaVille	R$1,08 – R$1,32 bn	R$1,08 – R$1,32 bn	R$1.20 bn	R$667mn	56%
Launches Tenda	R$270 – R$330 mm	R$0 mm	R$0 mm	R$0	0%

2 CFO

CFO 2012E	Guidance (previous)	Guidance (actual)	Mid-Range New Guidance	Effective 9M12	9M12 as % 2012E
Operational Cash Flow (CFO)	R$500 – R$700 mm	R$600 – R$800 mm	R$700mn	R$607	87%

3 UNITS TO BE DELIVERED

Guidance of units to be delivered2012E	Mid-Range	Effective 9M12	9M12 as % 2012E
Consolidated # Units to be Delivered (22-26K) 2012E	24.000	17.760	74%
Breakdown by Brand			
# Units to be Delivered Gafisa (6,600-7,800)	7.200	4.735	66%
# Units to be Delivered AlphaVille (4,400-5,200)	4.800	2.612	54%
# Units to be Delivered Tenda (11,000-13,000)	12.000	10.382	87%

4 REPASSE TENDA

Customers to be transferred at Tenda 2012E	Mid-Range	Effective 9m12	9M12 as % of 2012E
# customers to be transferred (10-14K)	12.000	9.567	80%

Agenda

Opening Speech by Gafisa`s CEO

Alphaville Presentation by Marcelo Willer

Tenda Presentation by Rodrigo Osmo

Gafisa Presentation by Sandro Gamba

Financial Review by Gafisa`s CFO

Q&A

AlphaVille successful business model

Differentiated Business for Residential Land Communities

Concept AlphaVille

AlphaVille

- Residential land communities with lots over 360m²
- Ticket over R$130 thousand
- High quality infra-structure



Terras Alpha

- Residential land communities with lots from 250m² to 360m²
- Average ticket of R$80 thousand
- Optimized infrastructure leveraged by AlphaVille brand



Competitive advantages

Low capital employment

- Partnership contracts via land swap
- Construction only after pre-sales
- Accelerated collection
  - 20% upfront; 60% during the construction (60% down payment)
- High sales velocity
  - 70% of units sold at launching date; over 90% sold before the completion of the project

High profitability

- Limited competition due to high barriers to entry the segment
  - Wide experience in complex project approval process
- Solid brand awareness
  - Better access to new land bank (Land owners trust in AlphaVille as their partners)
  - Allow selling with prices 20-40% superior than closest competitor

AlphaVille is Ready to Leap & Lead and take the Company to even Greater Stages



Launches
237
313
420
741
972
667
2007
2008
2009
2010
2011
9M12



Contracted Sales
238
300
377
599
842
671
2007
2008
2009
2010
2011
9M12



Net Revenues
193
250
277
445
673
525
2007
2008
2009
2010
2011
9M12



ROCE
12%
20%
28%
44%
45%
2007
2008
2009
2010
2011
9M12

High ROCE AUSA high due to lower capital employed (specially accounts receivable)

AlhpaVille leads sector margins

In the 9M12, AlphaVille had highest gross margin in the sector



Gross Margin 9M12
AlphaVille Segm. 54%
EZTEC 53%
EVEN 32%
HELBOR 31%
Rodobens 30%
Cyrela 30%
MRV 28%
Tecnisa 28%
Rossi 28%
SECTOR 27%
Direcional 27%
Gafisa Group 26%
Trisul 23%
PDG 10%
Brookfield 7%
Viver

National Presence

57

million m²
delivered and
being executed

111

million m²
in projects to be developed



- 49 projects delivered (42MM m²)
- 20 projects being executed (15MM m²)

84 Residential and 46 Comercial

21 States – 44 Cities

Expertise in complex approval processes

Need for expertise in processes of approvals of land subdivisions serves as strong entry barrier for new players in this market…

Land Prospecting → Due diligence / Strategic Analysis → Partnership / Hiring of departments → Project Development → Approval and Registration → Marketing and Sales → Construction → Occupation

6 months | 1 year | 3 years | 2 years

1. Project Analysis, including legal, environmental, market, location and feasibility studies
2. Partnership agreement with the land owner
3. Development process and of the master plan, urban design of occupancy.
4. Referral to the appropriate agencies for review, approval and registration. Process takes on average 3 years and involves a number of activities such as discussions of plans for occupation by the city government, environmental approvals, municipal negotiations (property tax, ITBI, closing allotment counterpart) state approvals and negotiations with concessionaires
5. Marketing and sales
6. Construction with centralized procurement of outsourced contractors. Deadline for constructions is on average 2 years
7. Occupation with specific regulations for construction

16 EIA - RIMAs already appoved

Approval process for EIA-RIMA is lengthy and costly, and is only needed in very complex projects for approval.

... which makes the expertise of Alphaville and portfolio of existing projects unique

AlphaVille Continues to Launch Good Demand Developments

- Greater participation in the total product mix
  - 47% of the total launches in 9M12 vs 21% a year ago
- Sales from launches represented 81% of total sales, while 19% corresponded to sales from inventory
- AlphaVille delivered 2,612 units during the 9M12

alphaville

Launches 9M12



AlphaVille Minas Gerais
Location: Belo Horizonte - MG
PSV AlphaVille: R$139 MM
% Sold: 94%
Launch date: Jul/12



Terras Alphaville Juiz de Fora
Location: MG
PSV AlphaVille: R$65 MM
% Sold: 65%
Launch date: Fev/12



Terras AlphavilleSergipe
Location: SE
PSV AlphaVille: R$65 MM
% Sold: 94%
Launch date: Sep/12



Nova Esplanada 3
Location: SP
PSV AlphaVille: R$54 MM
% Sold: 82%
Launch date: Sep/12

Case – Sergipe Urban Sprawl

Alphaville Sergipe Development phase I was **sold out in 4 hours (PSV of R$134 million)**

The launch had about a **thousand customers, 12 brokers and 500 sales people.**

During the weekend of September 28, launch of Terras Alphaville Sergipe I **sold out during the launch day (PSV of R$55 million)**


Terras Alpha 2
Terras Alpha 1
Clube
C2
C1
Beach Clube
Multifamiliar
Alphaville 1
Alphaville 2
Rio Sergipe
Oceano Atlântico
Equip. Comunitário
Atalaia Nova

Master plan Alphaville Sergipe



971.546 m²	28.980 m²	657	25	8	423.949 m²
Total area	Club area	Residential lots	Comercial lots	Multipurpose lots	Total green area

Agenda

- Opening Speech by Gafisa`s CEO
- Alphaville Presentation by Marcelo Willer
- Tenda Presentation by Rodrigo Osmo
- Gafisa Presentation by Sandro Gamba
- Financial Review by Gafisa`s CFO
- Q&A

Tenda Executive Summary

SEGMENT

- The low-income segment has a large latent demand, and is more dependent on public policy than the general conditions
- The key success factors in this segment are linked to cycle efficiency and financial performance of the works, and seem to be quite replicable geographically, but with minimum scale.

UPDATE TENDA

- Tenda posted poor results so far, due to accumulation of unimagined faults and lack of adequate controls related to the legacy.
- Moreover, the experience accumulated at Tenda resulted in a good grip on the key drivers of success of the low-income business
- Tenda under the fundamentals, can offer potential growth and an attractive return on capital
- New launches at Tenda under the fundamentals depend on the existence of the basic conditions in each market: old legacy well settled, adequate control of the financial cycle, adequate control of the timeline of the works being executed and suitable landbank to guarantee the continuity of the operations
- Some regional business units area already ready to resume launches

The low-income market is expected to grow faster than the other segments and has an interesting potential size

Houses for C and D classes Will grow ~100% 2005-15

Crescimento de moradias (em milhões)



20M
15
10
5
0
A
B
C
D
E
Total
Pop.(%) 4 10 24 40 21

The potential market for the low-income is estimated at ~R$70B

Mercado potencial de baixa renda (est.)



Considering 100% of the demand at avg price of R$100k
R$80B
60
40
20
0
~R$70B
Outros
RM Camp.
RM Natal
RM MAN
RM GOI
RM POA
RM SLU
RM BH
RM Fortaleza
RM DF
RM SSA
RM Recife
RM RJ
RM SP
Mercado Tenda (maiores 500 RMs/municipios)

MCMV increased purchasing power of the lower classes

Limite de financiamento para renda familiar R$2.725 em SP ($R'000)



150.000
100.000
50.000
0
130.000
Poupança 18%
Subsídio
Financia-mento 80%

Note: Savings calculated based on grant funding + MCMV1

Tenda's segment must be dominated by 3 or 4 big players

- **Efficiency and scale are fundamentals** to operate in in industrial model
  - National scale generates cost savings (experience, technological advancement, negotiations)
- **CEF maintain a differential** relation with big companies

Market must be dominated by big players...

- **Any company should be lider** in all regions
  - 60-90 potentials squares in the market
  - Mexican market indicates concentration by 3 to 4 players
- CEF wants to maintain bargain power

... But it hardly be concentrate in 1 – 2 players

Aluminum molds could be a technological breakthrough in the sector, benefiting Tenda

ALUMINIUM MOLD LOGIC

- Solves **workforce problems**
  - **Smaller workforce**
  - Molders **do not compete** with conventional or structural masonry
  - **Final product quality less dependent** on workforce
    - Permits greater growth velocity
    - Smaller quality deviations

- **Much shorter job cycle** (10 months vs. 15 months for structural masonry)
  - Interesting for associative credit
  - Increased capacity per employee, allowing more growth

- **Mexican market has migrated almost 100%** from conventional masonry to molds in the last 10 years

- **Positive Tenda experience**
  - **Exceptional results in construction cycles with molds,** in terms of time and quality
  - Cost differential vs. structural masonry shows that technology yields **cost advantages**

Financial cycle seems well settled

Comparison btw theoretical receivables, peers (2011) and Tenda current levels


Days of accounts receivables
(low income business)
700 dias
600
400
200
0
222
647
407
375
383
Teorico
2Q12 Tenda
Atual Tenda
Peer 1
Peer2

Average Time Contract Signing*


14
12
10
8
6
4
2
0
12,6
3
TENDA 3Q12
TENDA 3Q12 (New Sales)

*Time calculated btw sales and repasse (transfer costumers to the banks)

Revisions of project resulted in significant reductions in the cost of future projetcs to be launched



Costs R$/units
60
40
20
0
57
-1
-6
-1
-1
48
Initial costs
Indirect Reduction
Tower
Infra-structure
Foundation
Estimated costs

Run-off Tenda expected to be concluded in 2013

1 # construction sites - run-off Tenda


30
25
20
15
10
5
0
4Q11
1Q12
2Q12
3Q12
4Q12
1Q13
2Q13
3Q13
4Q13
1Q14
SP
RJ
NE
MG

# Construction sites	4Q11	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14
	84	84	77	67	47	27	19	11	9	6

Tenda Strategic Priorities

1. Focused on the execution of the old legacy
   - Implementation of operational controls
   - Continued improvement in financial cycle
   - Execution of works without additional cost overruns

2. Continue to build the landbank in the main markets to the launches for the first 3 years
   - Sell landbank in non-priority areas to reduce non-productive capital employed

3. The first projects are expected to be launched in Sao Paulo and Northeast region of Brazil in the coming months
   - Prove the profitability of “Tenda fundamento”, new business model for the low income business

Agenda

Gafisa´s Focused On Strategic Markets, SP and RJ

- Gafisa was able to launch 53% of the mid-range of 2012 guidance of R$1.5 billion for the segment
- In the 9M12, 100% of Gafisa's segment launches were in SP and RJ region
- Lower margin projects are being delivered and the Other Market projects are expected to be completed in the mid and short-term

Gafisa
Grandes ideias para viver bem

Launches 9M12

energy







Gafisa Energy
Location: Sao Paulo - SP
PSV Gafisa: R$78 MM
% Sold: 85%
Launch date: Jun/12

ECLAT
ALTO DE PINHEIROS







Eclat
Location: São Paulo - SP
PSV Gafisa: R$135 MM
% Sold: 65%
Launch date: May/12

Gafisa is Back to the Basics

Narrowed Geographic Focus



2008
2009
2010
2011
9M12
29%
48%
23%
29%
64%
8%
21%
7%
71%
-1%
26%
75%
8%
92%
SP RJ Other
SP RJ Other
SP RJ Other
SP RJ Other
SP RJ Other
2008
2009
2010
2011
9M12
Contracted
33%
49%
18%
27%
55%
18%
21%
11%
68%
6%
21%
73%
19%
79%
SP RJ Other
SP RJ Other
SP RJ Other
SP RJ Other
SP RJ Other

Gafisa is Back to the Basics



Launches
1005
507
498
1698
955
743
1913
995
918
1264
460
805
2155
617
1.538
2157
545
1.612
795
63
732
2006
2007
2008
2009
2010
2011
9M12
Gafisa Segment Sao Paulo



Pre-Sales
995
420
575
1329
693
635
1345
747
599
1510
680
830
1974
624
1.350
2180
593
1.587
1101
229
872
2006
2007
2008
2009
2010
2011
9M12
Gafisa Segment Sao Paulo



Sales Speed
59%
54%
43%
49%
52%
52%
40%
2006
2007
2008
2009
2010
2011
9M12



Net Revenues
664
1.004
1.215
1.757
1.894
1.822
1.587
2006
2007
2008
2009
2010
2011
9M12

Unit Delivery Consistent with Full Year Guidance

During 9M12, Gafisa delivered 27 projects / phases and 4,735 units, representing R$1.7 billion in PSV

Gafisa Segment Units Delivered 9M12 by Market


41%
48%
11%
SP
RJ
NM

units delivered at Gafisa Segment (2008-9M12)


9M12
4.735
2011
5.593
2010
2.723
2009
1.846
2008
2.343

Cases Gafisa

	PROJECT A	PROJECT B	PROJECT C
Market Region	**São Paulo**	**São Paulo**	**New Market**
Date	oct-12	oct-12	sep-12
# units	266	62	200
Total PSV (R$)	152.763	55.338	51.474
Average unit price	574.298	892.541	257.372
Launch date	15/Nov/2009	15/Apr/2010	01/Jun/2008
PERFORMANCE – MAIN INDICATORS			
VSO (6 months)	**98%**	**95%**	**41%**
VSO (12 months)	98%	97%	69%
Cost overrun as a % of original budget	**-2,1%**	**0%**	**26,6%**
Delay in the delivery (months)	**-2**	**0**	**20**
Gross Margin (%)	**41,5%**	**39,4%**	**3,4%**
IRR	**24,4%**	**37,1%**	**-0,6%**
NI PV@12%	20,5%	21,0%	-18,1%
NET/NET:	**Results in line with the feasibility studies**		**Poor Results**

Agenda

Opening Speech by Gafisa`s CEO

Alphaville Presentation by Marcelo Willer
Tenda Presentation by Rodrigo Osmo
Gafisa Presentation by Sandro Gamba

Financial Review by Gafisa`s CFO

Q&A

Highlights and Recent Developments

Gafisa is implementing its new turnaround strategy

- **Focus on cash generation and deleveraging of the balance sheet. Cash position of R$1,2 billion in September 2012. Cash generation of R$149 million in 3Q12 and R$304 in 9M12.**

- **AlphaVille:**
  - Greater participation in the total product mix with 46% of the total launches in 9M12
  - Continues to launch developments with good demand - two projects (AlphaVille Minas Gerais and Terras Alpha Sergipe) were launched in the 3Q12 with sales of 94%.
  - The quality and size of AlphaVille landbank is a strong indication of the future prospects of the company.
- **Tenda:**
  - Tenda posted healthy sales speed, better execution and improved quality in the portfolio of receivables.
  - In the first nine months, Tenda transferred 9,567 units to financial institutions reflecting 80% of the mid-range of guidance provided for the full year of 10,000–14,000 customers.
  - Units delivery consistent with full year guidance.
  - Tenda is contributing to the consolidated positive operating cash flow posted
- **Gafisa:**
  - Delivery of units launched in non-priority markets should be completed throughout 2013
  - EBITDA margin improvement already by 9M12, old legacy projects with low margins are mostly in final phase of completion
  - Sales performance related to inventory has improved.
  - Gafisa has been contributing to the generation of operating cashflow.

Sales from Launches have Remained Healthy, Despite Lower Sales over Supply Y-o-Y

1 INVENTORY AT MARKET VALUE

	Inventories BoP[1]	Launches	Dissolution	Pre-Sales	Price Adjust + Other[5]	Inventories EoP[2]	% Q-o-Q[3]	VSO[4]
Gafisa (A)	1.875.945	114.291		-327.990	-1.998	1.660.248	-11,5%	16,5%
AlphaVille (B)	572.898	337.652		-331.320	-406	578.823	1,0%	36,4%
Total (A) + (B)	**2.448.842**	**451.943**	**-**	**-659.310**	**-2.404**	**2.239.071**	**-8,6%**	**22,7%**
Tenda (C)	838.261	-	263.751	-293.801	-43.622	764.589	-8,8%	3,8%
Total (A) + (B) + (C)	**3.287.103**	**451.943**	**263.751**	**-953.111**	**-46.025**	**3.003.660**	**-8,6%**	**18,7%**

Note: 1) BoP beginning of the period – 2Q12. 2) EP end of the period – 3Q12. 3) % Change 3Q12 versus 2Q12. 4) 3Q12 sales velocity. 5) Project cancelations

2 SALES OVER SUPPLY SoS (%)


Gafisa
16%
20%
25%
3Q12
2Q12
3Q11


AlphaVille
36%
22%
36%
3Q12
2Q12
3Q11


Gafisa Group Ex-Tenda
23%
20%
27%
3Q12
2Q12
3Q11


Tenda
4%
2%
9%
3Q12
2Q12
3Q11


Gafisa Group
19%
16%
23%
3Q12
2Q12
3Q11

3 SALES OVER LAUNCHES (%)


Gafisa
48%
42%
45%
3Q12
2Q12
3Q11


AlphaVille
73%
55%
67%
3Q12
2Q12
3Q11


Gafisa Group Ex-Tenda
67%
45%
53%
3Q12
2Q12
3Q11


Tenda
0%
0%
47%
3Q12
2Q12
3Q11


Gafisa Group
67%
45%
53%
3Q12
2Q12
3Q11

Consolidated Margins Have Not Yet Reached Normalized Levels

Legacy Projects with Lower Margins, To Be Delivered in the Short Mid-Term

Contribution by Brand – 9M12

	Gafisa	AlphaVille	Gafisa + AlphaVille	Tenda	Total 9M12
Net Revenues (R$mm)	**1.587.446**	**524.823**	**2.112.269**	**920.195**	**3.032.464**
Revenues (% contribution)	53%	17%	**70%**	30%	**100%**
Gross Profit (R$mn)	**365.446**	**281.537**	**647.344**	**141.509**	**788.853**
Gross Margin (%)	**23%**	**54%**	**31%**	**15%**	**26%**
Gross Profit (% contribution)	46%	36%	82%	18%	100%
EBITDA	**240.637**	**183.445**	**424.082**	**13.000**	**437.853**
EBITDA Margin	**15%**	**35%**	**20%**	**1%**	**14%**
EBITDA (% contribution)	55%	42%	97%	3%	100%

Consolidated Key Financial Figures

	3Q12	3Q11	Y/Y(%)	9M12	9M11	Y/Y(%)
Net revenues	**1.064.094**	**874.378**	**22%**	**3.032.464**	**2.589.085**	**17%**
Gross profit	**308.132**	**165.764**	**86%**	**788.852**	**442.459**	**78%**
Gross margin	29,0%	19,0%	1000bps	26%	17%	892 bps
Adjusted EBITDA	**183.146**	**61.755**	**197%**	**437.083**	**167.850**	**160%**
Adjusted EBITDA (ex-Tenda)	161.020	129.811	24%	424.085	280.128	51%
Adjusted EBITDA Margin	17%	7%	1015bps	14%	7%	793 bps
Adj. EBITDA Margin (ex-Tenda)	22%	20%	138bps	20%	15%	459 bps
Net Profit	**4.842**	**(51.247)**	**-109%**	**(25.628)**	**(126.381)**	**-80%**

Note: We adjust our EBITDA for expenses associated with stock option plans, as this is a non-cash expense. Net Revenues include 6% of sales from land bank that did not generate margins

Operating Expenses

- The selling expenses remained stable on a Y-o-Y basis at R$70 million; decreased 11% sequentially.

- During the 9M12, administrative expenses reached R$253 million, a 43% increase compared to the R$176 million posted in the 9M11, as a result of:
  1) a provision related to the distribution of variable compensation, including stock options plan, which accounted for 48% and 14%, of the annual change in the G&A registered in the period, respectively;
  2) other expenses related to services rendered, mainly auditing, which accounted for 20% of the annual change in the G&A registered in the period;
  3) administrative expenses related to the expansion of AlphaVille's operations given the increased contribution in Gafisa Group mix, which accounted for 15% of the annual change in G&A registered in the period.

- SG&A expenses totaled R$151 million in 3Q12, a10% increase on the R$137 million posted in 3Q11

Gafisa Group Revenues From Previous Launch Periods

Despite the strong results in Pre-sales, we are still recognizing previous years

		9M12				9M11			
	Ano Lançamento	PreSales	% PreSales	Revenues	%	PreSales	% PreSales	Revenues	%
Gafisa	2012 Launches	465,227	42%	58,089	4%	-	0%	-	0%
	2011 Launches	214,036	19%	276,275	17%	1,118,224	60%	122,560	9%
	2010 Launches	186,960	17%	567,190	36%	426,710	23%	417,631	31%
	≤ 2009 Launches	234,853	21%	579,288	36%	322,287	17%	817,159	60%
	Land bank	-	0%	106,605	7%	-	0%		0%
	Total Gafisa	**1,101,076**	**100%**	**1,587,447**	**100%**	**1,867,221**	**100%**	**1,357,350**	**100%**
AlphaVille	2012 Launches	503,923	75%	66,851	13%	-	0%		0%
	2011 Launches	107,467	16%	233,816	45%	447,947	75%	59,407	13%
	2010 Launches	30,163	4%	124,170	24%	78,605	13%	197,605	44%
	≤ 2009 Launches	29,897	4%	99,985	19%	71,131	12%	193,908	43%
	Land bank	-	0%	-	0%	-	0%		0%
	Total AUSA	**671,451**	**100%**	**524,823**	**100%**	**597,683**	**100%**	**450,919**	**100%**
Tenda	2012 Launches	-	0%	-	0%	-	0%		0%
	2011 Launches	(47,221)	106%	53,513	6%	262,924	48%	26,782	3%
	2010 Launches	(92,106)	206%	322,494	35%	347,659	63%	318,956	41%
	≤ 2009 Launches	94,663	-212%	517,163	56%	(61,615)	-11%	435,079	56%
	Land bank	-	0%	27,024	3%	-	0%		0%
	Total Tenda	**(44,664)**	**100%**	**920,195**	**100%**	**548,969**	**100%**	**780,817**	**100%**
Consolidado	2012 Launches	969,150	56%	124,941	4%	-	0%	-	0%
	2011 Launches	274,282	16%	563,604	19%	1,829,095	61%	208,748	8%
	2010 Launches	125,018	7%	1,013,854	33%	852,975	28%	934,191	36%
	≤ 2009 Launches	359,413	21%	1,196,437	39%	331,803	11%	1,446,146	56%
	Land bank	-	0%	133,629	4%	-	0%	-	0%
Grupo Gafisa	**Total Grupo Gafisa**	**1,727,863**	**100%**	**3,032,464**	**100%**	**3,013,873**	**100%**	**2,589,085**	**100%**

Backlog of Results Reached R$1.31 bn

Gafisa pre-sales performance will positively impact future earnings

Gafisa Group Consolidated Results to Be Recognized (REF) (R$ million)

	3Q12	2Q12	Q/Q(%)	3Q11	Y/Y(%)
Results to be recognized	**3.702.549**	**4.124.151**	**-10%**	**4.276.647**	**-13%**
Costs to be incurred (units sold)	(2.390.611)	(2.648.148)	-10%	(2.716.934)	-12%
Results to be Recognized	**1.311.938**	**1.476.003**	**-11%**	**1.559.713**	**-16%**
Backlog Margin	**35%**	**36%**	**-36bps**	**36%**	**-104bps**

Results to Be Recognized (REF) by Segment (R$ million) 3Q12

	Gafisa (A)	Tenda (B)	AlphaVille (C)	(A) + (B) + (C)	(A) + (C)
Revenues to be recognized	**2.148.470**	**709.058**	**845.021**	**3.702.549**	**2.993.491**
Costs to be incurred (units sold)	(1.465.952)	(532.198)	(392.461)	(2.390.611)	(1.858.413)
Results to be Recognized	**682.518**	**176.860**	**452.560**	**1.311.938**	**1.135.078**
Backlog Margin	**32%**	**25%**	**54%**	**35%**	**38%**

During 3Q12, Net Debt to Equity Decreased to 106% from 112% in 2Q12

(R$ millions)

- Project finance represents 52% of total debt
- Consolidated free cash generation of R$149 million in 3Q12, R$304 mn in 9M12; expanding leverage absorption capacity
- Corporate debt accounted for 48% of total debt by the end of September 30, 2012 vs. 49% in the 2Q12
- 49% of short-term debt is represented by project finance

	3Q12	2Q12	3Q11
Project financing (SFH)	**928**	**937**	**599**
Debentures - FGTS (Project Finance)	1,242	1,213	1,246
Debentures - Working Capital	582	568	701
Working Capital	1,099	1,138	853
Investor Obligations	324	330	460
Total Consolidated Debt + Obligations	**4,174**	**4,186**	**3,859**
Consolidated Cash and Cash Availabilities	**1,235**	**1,097**	**912**
Net Debt	2,615	2,758	2,480
Net Debt and Investor Obligations	**2,939**	**3,088**	2,946
Equity + Minority Shareholders	**2,772**	2,746	**3,549**
(Net debt + Obligations) / (Equity + Noncontrolling int)	**106%**	**112%**	**83%**
Debt Profile			
Project Finance Debt	2,171	2,150	1,845
Corporate Debt and Investor Obligations	2,004	2,036	2,013
Total Consolidated Debt + Obligations	**4,174**	**4,186**	**3,859**
Project Finance (% stake of total debt)	**52%**	**51%**	**48%**
Corporate Debt (% stake of total debt)	**48%**	**49%**	**52%**

Well Structured Debt Schedule and Profile

Gafisa has R$1,4 billion or 38% of total due to short term. Of this total, project finance accounts for 49%.

(R$million)	Avg. Cost (% p.a.)	Total	Until Sep /13	Until Sep /14	Until Sep /15	Until Sep /16	After Sep /16
Debentures - FGTS (A)	TR + (8,22% - 10,20%)	1.241.860	318.715	473.145	350.000	100.000	0
Debentures - Working Capital (B)	CDI + (1,30% - 1,95%)	581.514	146.710	133.356	144.214	150.000	7.234
Project Financing SFH – (C)	TR + (8,30% - 12,00%)	927.697	452.342	336.444	137.055	1.856	0
Working Capital (D)	CDI + (1,30% - 2,20%)	1.098.973	500.266	316.776	145.363	107.704	28.864
Total (A)+(B)+(C)+(D) = (E)		**3.850.044**	**1.418.033**	**1.259.721**	**776.632**	**359.560**	**36.098**
Investor Obligations (F)	CDI + (0,235% - 1,00%) / IGPM+7,25%	**324.198**	**156.773**	**144.157**	**12.395**	**7.680**	**3.193**
Total consolidated debt (G)		**4.174.242**	**1.574.806**	**1.403.878**	**789.027**	**367.240**	**39.291**
% Total (H)	**9.28%**		**38%**	**34%**	**19%**	**9%**	**1%**
Project Finance due to corresponding period as % of total debt		52%	49%	58%	62%	28%	0%
Corporate Debt due to corresponding period as % of total debt		48%	51%	42%	38%	72%	100%

Receivables + Inventory vs Construction Obligations

R$ million	Receivables	Inventory at market value	Total	Construction obligations
Gafisa (A)	5.006.167	1.660.248	6.666.415	1.733.592
AlphaVille (B)	1.520.479	578.823	2.099.302	538.728
Tenda (C)	2.039.770	764.589	2.804.359	1.142.880
Total (A) + (B) + (C)	**8.566.416**	**3.003.660**	**11.570.076**	**3.415.200**

Receivables

(R$000) Consolidated	3Q12	2Q12	Q-o-Q (%)	3Q11	Y-o-Y (%)
Receivables from developments – LT (off balance sheet)	4.079.909	4.280.386	-5%	4.697.756	-13%
Receivables from PoC – ST (on balance sheet)	3.325.239	3.745.488	-11%	3.839.392	-13%
Receivables from PoC – LT (on balance sheet)	1.161.268	922.044	26%	1.395.515	-17%
Total Gafisa Group	**8.566.416**	**8.947.918**	**-4%**	**9.932.663**	**-14%**